UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-X/A

APPOINTMENT OF AGENT FOR
SERVICE OF PROCESS AND UNDERTAKING

EXPLANATORY NOTE

The Registrant is filing this Amendment to Form F-X to report a change in the address of the U.S. Agent for Service of Process previously appointed by the Registrant in connection with multiple Forms filed by the Registrant with the Commission, as listed below in Item C (the “Applicable Forms”). The Registrant hereby amends each Form F-X initially filed by the Registrant contemporaneously with an Applicable Form.

A.	Name of issuer or person filing (“Filer”):	Canadian Natural Resources Limited

B.	(1)	This is [check one]:

	☐	an original filing for the Filer.

	☒	an amended filing for the Filer.

	(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this Form is being filed:

	Name of registrant:	Canadian Natural Resources Limited

	Form type:	Multiple form types as set forth in the table below.

	File Number (if known):	Multiple file numbers as set forth in the table below.

	Filed by:	Canadian Natural Resources Limited

Date Filed (if filed concurrently, so indicate):	Multiple dates as set forth in the table below.

	Form Type:	File Number (if known):	Date Filed (if filed concurrently, so indicate):
	Form F-8	333-12138	June 19, 2000
	Form F-9	333-13666	June 29, 2001
	Form F-9	333-98063	August 12, 2002
	Form F-9	333-104919	May 1, 2003
	Form F-9	333-125343	May 27, 2005
	Form F-9	333-138873	November 21, 2006
	Form F-9	333-146056	September 13, 2007
	Form F-9	333-162270	October 1, 2009
	Form F-9	333-177401	October 19, 2011
	Form F-10	333-191876	October 24, 2013
	Form F-10	333-207578	October 23, 2015
	Form F-10	333-219366	July 20, 2017
	Form F-10	333-219367	July 20, 2017

D.	The Filer is incorporated or organized under the laws of Alberta, Canada and has its principal place of business at:

2100, 855-2nd Street S.W.
Calgary, Alberta T2P4J8 (403) 517-7345

E.	The Filer designates and appoints C T Corporation System (“Agent”), located at:

28 Liberty St.
New York, NY 10005
(212) 894-8940

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on each of the Forms listed above in the table in Item C of this Form on the respective dates listed therein or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.
The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.
The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Forms listed above in the table in Item C of this Form, as applicable; the securities to which such Forms relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Country of Canada, on this 22nd day of March, 2019.

Filer: Canadian Natural Resources Limited	By:	/s/ Paul M. Mendes
Name: Paul M. Mendes
Title: Vice President – Legal, General Counsel & Corporate Secretary

This statement has been signed by the following person in the capacity and on the date indicated.

C T Corporation System
As Agent for Service of Process for
Canadian Natural Resources Limited

By:	/s/ Denise Bell
Name: Denise Bell
Title: Asst. Secy.

Date: March 22, 2019